April 20, 2023

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Kathryn Jacobson, Senior Staff Accountant and Robert Littlepage, Accountant Branch Chief

Re:    Liberty Latin America Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 22, 2023
Form 8-K Filed February 22, 2023
File No. 001-38335

Dear Ms. Jacobson and Mr. Littlepage,

Set forth below are responses to the comments contained in the Staff’s letter to Christopher Noyes, Senior Vice President and Chief Financial Officer of Liberty Latin America Ltd. (the “Company” or “LLA”), dated April 13, 2023, regarding the LLA Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the LLA 8-K filed February 22, 2023 (the “February Form 8-K”). For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K or the February Form 8-K, as applicable and unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K or the February Form 8-K, as applicable. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K or the February Form 8-K, as applicable.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Year Ended December 31, 2022 as Compared with Year Ended December 31, 2021 Consolidated Adjusted OIBDA, page II-6

1.Comment: Your discussion and analysis of Consolidated Adjusted OIBDA absent corresponding information on Consolidated Operating Income is not consistent with the guidance prescribed in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the C&DI on Non-GAAP Financial Measures. Please revise in future filings.

Response: We advise the Staff that in future filings with the SEC, we will revise our disclosures to include corresponding consolidated operating income information in our discussion and analysis of Consolidated Adjusted OIBDA consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the C&DI of Non-GAAP Financial Measures. Specifically, in order to provide greater prominence to existing operating income-related disclosures found on pages II-8 through II-24, we will include additional disclosures surrounding operating income in advance of our discussion of Consolidated Adjusted OIBDA on page II-6.

Form 8-K filed February 22, 2023

Non-GAAP Reconciliations
Adjusted OIBDA and Adjusted OIBDA less P&E Additions, page 22

2.Comment: We note your calculation of Adjusted OIBDA less Property and Equipment Additions results in a measure of income reflecting an adjustment for a balance sheet component (i.e., asset addition). Tell us how your calculation of this performance measure is consistent with performance measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the C&DI on Non-GAAP measures.

Response: We respectfully advise the Staff that our calculation of Adjusted OIBDA less Property and Equipment Additions ("P&E Additions") is disclosed based on its use as an important internal performance measure. Specifically, Adjusted OIBDA less P&E Additions is meant to measure how well we are driving Adjusted OIBDA growth, while also maintaining discipline over capital expenditures. In this regard, Adjusted OIBDA less P&E Additions is one of the primary financial measures used by our decision makers to evaluate segment operating performance and determine how to allocate resources to segments. In addition to representing a key internal performance measure, Adjusted OIBDA less P&E Additions is a key metric often used by investors to assess companies within our industry.

With regards to Question 100.04 of the C&DI, we acknowledge that GAAP presentations do not include the combination of income statement and balance sheet measures. However, we note that the measurement of each of Adjusted OIBDA and P&E Additions are consistent with measurement principles required by GAAP and, as such, we don't believe the combination of these measures is a misleading presentation in violation of Regulation G. With respect to P&E Additions, we have not made any adjustments to our GAAP measure from amounts impacting our consolidated balance sheet.

Given the importance of Adjusted OIBDA less P&E Additions in measuring our internal performance, we believe this is a useful presentation for our external stakeholders, which is clearly described and labeled in our non-GAAP disclosures.

Non-GAAP Reconciliation for Consolidated Leverage Ratios, page 29

3.Comment: Please explain to us why you annualize operating income and Adjusted OIBDA based on the last two quarters instead of actual operating income and Adjusted OIBDA during the trailing twelve months in connection with calculating the denominator of leverage ratios on a GAAP and non-GAAP basis. Given historical monthly and annual data, it is unclear why GAAP and non-GAAP performance measures for an annual period have to be estimated ("annualized") and how "the last two quarters annualized" would be a faithful representation of an annual period.

Response: We respectfully advise the Staff that our Consolidated Leverage Ratios are calculated using annualized Adjusted OIBDA for the last two quarters instead of Adjusted OIBDA during the trailing twelve months in an effort to maintain consistency with the calculations set forth in the debt covenants included in the credit facility and/or bond agreements of our each of our borrowing groups. The leverage ratios of our borrowing groups are in part based on the accretive nature of our business. Our growth strategy includes non-organic growth, i.e. acquisitions, generally financed by incremental debt borrowings. We believe a consolidated leverage ratio calculated using Adjusted OIBDA during a trailing twelve month period could result in a distorted metric, which may include the full amount of debt borrowed to fund an acquisition, but only a portion of the related acquired entity's results. As such, we believe the use of the last two quarters annualized in the denominator results in a more meaningful and faithful representation of our consolidated leverage ratios.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned.
Very truly yours,
/s/ Christopher Noyes
Christopher Noyes - Senior Vice President and Chief Financial Officer
cc:     John M. Winter - Liberty Latin America Ltd.
Brian D. Zook - Liberty Latin America Ltd.
Beverly B. Reyes - Liberty Latin America Ltd.
Thomas M. Mount - KPMG LLP

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